SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of March 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated March 18, 2002

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION


      BCE Teleglobe chooses CGI for seven-year IS/IT outsourcing agreement

Montreal,  Quebec March 18, 2002 - BCE Teleglobe and CGI Group Inc. (NYSE:  GIB;
TSE: GIB.A) (CGI) today announced the signing of a memorandum of understanding for the management and operation of BCE Teleglobe's processing infrastructure including IT voice legacy systems, desktop, e-mail, and administrative server solutions as well as back office software support. CGI will also develop and maintain applications. This seven-year IS/IT outsourcing agreement is a portion of what BCE Teleglobe previously announced today.

CGI will become BCE Teleglobe's IS/IT delivery manager and designated systems integrator via a dedicated team of client care, network, server and application development specialists. As part of the agreement, valued at between CDN$125-150 million, over 100 employees will be transferred to CGI by the summer of 2002 when the terms and conditions of the agreement are finalized.

"In keeping with our business goals, BCE Teleglobe will outsource to Bell the overall IT development and partner with CGI for IT functions and legacy application support. This will ultimately result in enabling us to intensely focus on the sales and marketing of our services," said Charles Childers, president of BCE Teleglobe.

Michael Roach president, Canada and Europe for CGI added: "We are delighted to be chosen as BCE Teleglobe's IT partner. This agreement further solidifies and demonstrates the strength our long-term relationship with the BCE family of companies. We warmly welcome the new members to our team and to our telecom vertical, our second largest client sector."

About BCE Teleglobe
BCE Teleglobe, a leading provider of global communications and Internet services, enables its customers to maximize the potential of the Internet through its delivery of hosting services, content distribution and global connectivity. The company is deploying a network utilizing state-of-the-art transmission equipment capable of up to 1.6 terabits capacity per fiber when fully deployed and providing a robust platform for a portfolio of Internet and data services. With 160 POPS serving more than 110 cities, BCE Teleglobe operates one of the world's largest international Internet backbones serving a broad base of enterprise, Internet Content Provider (ICP), Internet Service Provider (ISP) and carrier customers. BCE Teleglobe is owned by BCE Inc., based in Montreal, Canada. For more information, visit www.bceteleglobe.com.

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.1 billion). CGI's order backlog currently totals US$5.75 billion (CDN$9.2 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in countries such as the United States, Canada, the United Kingdom and France from more than 60 offices. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-8094, # 210

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date:    March 18, 2002                  By /s/ Paule Dore
                                            Name:   Paule Dore
                                            Title:  Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary